May 28, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Hodan Siad

Re:	Kentucky Power Company

Kentucky Power Cost Recovery LLC

Registration Statement on Form SF-1

Filed January 2, 2025

File Nos. 333-284112 and 333-284112-01

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and as representative of the several underwriters, hereby joins in the request of Kentucky Power Company and Kentucky Power Cost Recovery LLC that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 12 p.m., Washington, D.C. time, on May 30, 2025, or as soon thereafter as practicable.

Pursuant to Rule 418(a)(7) and Rule 460 under the Act, the undersigned, as representative of the several underwriters, wishes to advise you that between May 28, 2025 through June 6, 2025, there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of securities, as many copies of the Preliminary Prospectus dated May 16, 2025, as appears to be reasonable to secure adequate distribution thereof.

The undersigned, as representative of the several underwriters, advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

JEFFERIES LLC,
as representative of
the several underwriters

By:	/s/ John Kearney
Name: John Kearney
Title: Managing Director

cc:	George J. Vlahakos, Sidley Austin LLP
Peter S. Morgan, Winston & Strawn LLP